Exhibit 99.1

For Immediate Release

January 8, 2008

DRAXIS Names New President and Chief Executive Officer as well as
New Chief Operating Officer

MONTREAL, QUEBEC — January 8, 2008 — The Board of Directors of DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) has appointed Mr. Dan Brazier as the new President and Chief Executive Officer effective January 1, 2008.  In addition, the Board has also appointed Mr. Jean-Pierre Robert to the position of Chief Operating Officer of DRAXIS Health Inc.

Brian King, Chair of the Board of Directors, said, “The Board of Directors has full confidence that the streamlined executive management team under Dan Brazier’s leadership has the capabilities to deliver on its strategic plan for the Company that positions DRAXIS for significant growth beginning in 2008 and extending into the future.  Recently announced partnerships, new business activities and the continuing development of several significant new products that are expected to be introduced over the next several years represent significant opportunities for value creation.”

Mr. Jean-Pierre Robert will also continue to retain his position as President of DRAXIS Specialty Pharmaceuticals Inc. (DSP), the Company’s wholly-owned operating subsidiary.  These new appointments are the result of a long term process established by the Company to identify a successor to Dr. Martin Barkin who recently informed the Board of his decision to retire as President and CEO and resign from the Board of Directors, both effective December 31, 2007.

About Dan Brazier

Dan Brazier has been a member of the executive management team since he joined DRAXIS in 1998.  He was named Chief Operating Officer in October 2005 and since July 2007 he served in the Office of the President together with Dr. Barkin.  Prior to his appointment as COO Mr. Brazier was Senior Vice President, Corporate Development and Strategic Planning since June 2003.  Previously, he served as the President of the Canadian pharmaceutical sales and marketing division of DRAXIS Health, where he successfully transformed and grew the division from a relatively small unit that marketed several unrelated product lines into a profitable specialty pharmaceuticals business with a well-defined focus in prescription products for the neurology segment.

Mr. Brazier has nearly 30 years of business experience with several consumer marketing, healthcare and pharmaceutical companies in a variety of increasingly responsible roles that included responsibilities in Canada, the United States and internationally.  He has held a variety of senior positions including sales and marketing management, general management, strategic planning, corporate development and executive management roles.  Prior to joining DRAXIS Health he established a specialty products division within a major international pharmaceutical company and led that division through a period of rapid growth.  Mr. Brazier holds an honours degree in Commerce, with a double major in both Marketing and Finance.

About Jean-Pierre Robert

Jean-Pierre Robert joined DRAXIS in April 2005 as President of the radiopharmaceuticals business unit in Montreal and as a member of the executive management team.  In July 2007 he assumed the role of President of DRAXIS Specialty Pharmaceuticals Inc.   In that position he has responsibility for both DRAXIMAGE, the division of DSP that produces and markets its own radiopharmaceutical products and for DRAXIS Pharma, the contract manufacturing division of DSP, which produces sterile and non-sterile products for clients in the pharmaceutical and biotechnology sectors.

Before joining DRAXIS, Mr. Robert spent several years with Tyco Healthcare (Canada), now Covidien Ltd., most recently as Vice President and General Manager, an executive role where he oversaw domestic and export operations including marketing, sales, finance, and contract manufacturing operations.  Immediately prior to joining DRAXIS Mr. Robert was President and CEO of an emerging Canadian biopharmaceutical company.  Mr. Robert has 28 years experience in the pharmaceutical industry and holds a B.Sc. degree.

About DRAXIS Health Inc.:

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook” in the Company’s MD&A for the most recent quarter; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at January 7, 2008.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston

Executive Director, Investor Relations

Phone:  1-877-441-1984